Sandoe, Christian T.

From: Jeremy.Senderowicz@CliffordChance.com
Sent: Tuesday, September 16, 2008 10:44 PM
To: Sandoe, Christian T.
Subject: Claymore

Christian:
Shall we set a time Wednesday for you to give me your comments on the recent Claymore (a)
filing? What works for you?

Jeremy Senderowicz
Clifford Chance US LLP
31 West 52nd Street
New York, NY 10019
(212) 878-3412 (phone)
(212) 878-8375 (fax)
jeremy.senderowicz@cliffordchance.com
****